UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 3, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Guy Demuynck to leave KPN, dated February 3, 2006.

Press release

Date
Guy Demuynck	3 February 2006
to leave KPN
Number
003pe

Mr. Guy Demuynck, member of the Board of Management of Royal KPN N.V. responsible for KPN Mobile, will leave KPN on 1st July 2006 in connection with his acceptance of a management position with another company.

The KPN Supervisory Board wishes to express its appreciation for the contribution, which Mr. Demuynck has made to the activities of KPN since 2003.

The Supervisory Board will make further announcements regarding Mr. Demuynck’s succession as Member of the Board of Management in the near future.

The Board of Management has asked Mr. Marco Visser (43), Director Commercial Operations Mobile The Netherlands, to take responsibility in due course for the management of KPN Mobile The Netherlands as Chief Operating Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 3, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel